1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date September 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

UPDATES ON SHARE REPURCHASE OF H SHARES IN DECEMBER 2015

This voluntary announcement is made by Yanzhou Coal Mining Company Limited (the “Company”).

Reference is made to the Proposal regarding the general mandate authorizing the Board to repurchase H shares approved by the shareholders of the Company on 22 May 2015 at the 2014 Annual General Meeting, the 2015 First Class Meeting of the Holders of A Shares and the 2015 First Class Meeting of the Holders of H Shares, as well as the voluntary announcements published by the Company on 18 December 2015 and 31 December 2015 (“Announcements”). Unless otherwise specified, capitalised terms used herein shall have the same meaning as defined in the Announcements.

As disclosed in the circular of the Company dated 25 April 2016 in relation to the resolutions proposed at the 2015 Annual General Meeting of the Company held on 3 June 2016, as at 31 December 2015, the cancellation of paper shares of the H Shares involved in the Share Repurchase had been completed at Computershare Hong Kong Investor Services Limited while the changes in registration in China had not finished yet. The Company hereby announces that the Company has completed the change of business registration process in China recently and obtained the business license issued by the Shandong Administration for Industry and Commerce in respect of the reduction in the registered capital of the Company. As at the date of this announcement, the total number of Shares is 4,912,016,000 (decreased by 6,384,000 H shares) and the registered capital is RMB4,912,016,000 (decreased by RMB6,384,000).

The change of the Company’s registered capital structure before and after the reduction is as follows:

	Before the reduction		After the reduction
	Number of shares	Proportion (%)	Number of shares	Proportion (%)
Total number of shares	4,918,400,000	100.00	4,912,016,000	100.00
A Shares	2,960,000,000	60.18	2,960,000,000	60.26
H Shares	1,958,400,000	39.82	1,952,016,000	39.74

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 September 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guojun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

4